UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-35829

Vermilion Energy Inc.

(Exact name of registrant as specified in its charter)

3500, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Exhibit

Exhibit	Description

99.1	News Release dated May 23, 2025 - Vermilion Energy Inc. Advances Strategic Portfolio Repositioning with Agreement to Sell its Saskatchewan Assets and Accelerate Debt Repayment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY INC.

By:	/s/ Lars Glemser
Title:	Lars Glemser, VP and Chief Financial Officer

 Date: May 23, 2025